CONFIDENTIAL

FOR COMMISSION USE ONLY

CHARTER COMMUNICATIONS OPERATING, LLC AND

CHARTER COMMUNICATIONS OPERATING CAPITAL CORP.

400 Atlantic Street, 10th Floor

Stamford, Connecticut 06901

(203) 905-7801

October 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charter Communications Operating, LLC and Charter Communications
Operating Capital Corp.
Registration Statement on Form S-4
File No. 333-220863

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-220863) (the “Registration Statement”), of Charter Communications Operating, LLC, a Delaware limited liability company, Charter Communications Operating Capital Corp., a Delaware corporation, and each of the guarantor entities listed on Schedule A hereto (together, the “Registrants”), registering the offers to exchange up to $1,000,000,000 aggregate principal amount of 3.750% Senior Secured Notes due 2028, $1,250,000,000 aggregate principal amount of 4.200% Senior Secured Notes due 2028 and $2,500,000,000 aggregate principal amount of 5.375% Senior Secured Notes due 2047 (collectively with the respective guarantees thereof, the “Exchange Notes”) for like aggregate principal amounts of 3.750% Senior Secured Notes due 2028, 4.200% Senior Secured Notes due 2028 and 5.375% Senior Secured Notes due 2047 (collectively with the respective guarantees thereof, the “Outstanding Notes”), respectively.

Please be advised that the Registrants are registering the exchange offers in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in: Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrants’ information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers. In this regard, the Registrants will make each person participating in any of the exchange offers aware, by means of the prospectus relating to the exchange offers (the “Exchange Offer Prospectus”) and the related letter of instruction, that if such person is participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes to be acquired in an exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in any of the exchange offers aware (through the Exchange Offer Prospectus or the letter of instruction) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the applicable exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the Exchange Offer Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).

In addition, the Registrants will include in the letter of instruction to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provisions, in substantially the form set forth below:

•	The exchange offeree does not intend to engage in a distribution of the Exchange Notes.

•	If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Christian Nagler of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660.

Very truly yours,

Charter Communications Operating, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President, Associate General Counsel and Assistant Corporate Secretary

Charter Communications Operating Capital Corp.

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President, Associate General Counsel and Assistant Corporate Secretary

The Additional Registrant Guarantors Named on Schedule A

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President, Associate General Counsel and Assistant Corporate Secretary

cc:	Christian Nagler
Kirkland & Ellis LLP

Schedule A

AdCast North Carolina Cable Advertising, LLC

Alabanza LLC

America’s Job Exchange LLC

Athens Cablevision, LLC

BHN Home Security Services, LLC

BHN Spectrum Investments, LLC

Bresnan Broadband Holdings, LLC

Bresnan Broadband of Colorado, LLC

Bresnan Broadband of Montana, LLC

Bresnan Broadband of Utah, LLC

Bresnan Broadband of Wyoming, LLC

Bresnan Communications, LLC

Bresnan Digital Services, LLC

Bresnan Microwave of Montana, LLC

Bright House Networks Information Services (Alabama), LLC

Bright House Networks Information Services (California), LLC

Bright House Networks Information Services (Florida), LLC

Bright House Networks Information Services (Indiana), LLC

Bright House Networks Information Services (Michigan), LLC

Bright House Networks, LLC

Cable Equities Colorado, LLC

Cable Equities of Colorado Management LLC

CC 10, LLC

CC Fiberlink, LLC

CC Michigan, LLC

CC Systems, LLC

CC V Holdings, LLC

CC VI Fiberlink, LLC

CC VI Operating Company, LLC

CC VII Fiberlink, LLC

CC VIII Fiberlink, LLC

CC VIII Holdings, LLC

CC VIII Operating, LLC

CC VIII, LLC

CCO Fiberlink, LLC

CCO Holdco Transfers VII, LLC

CCO Holdings, LLC

CCO LP, LLC

CCO NR Holdings, LLC

CCO Purchasing, LLC

CCO SoCal I, LLC

CCO SoCal II, LLC

CCO SoCal Vehicles, LLC

CCO Transfers, LLC

Charter Advanced Services (AL), LLC

Charter Advanced Services (CA), LLC

Charter Advanced Services (CO), LLC

Charter Advanced Services (CT), LLC

Charter Advanced Services (GA), LLC

Charter Advanced Services (IL), LLC

Charter Advanced Services (IN), LLC

Charter Advanced Services (KY), LLC

Charter Advanced Services (LA), LLC

Charter Advanced Services (MA), LLC

Charter Advanced Services (MD), LLC

Charter Advanced Services (MI), LLC

Charter Advanced Services (MN), LLC

Charter Advanced Services (MO), LLC

Charter Advanced Services (MS), LLC

Charter Advanced Services (MT), LLC

Charter Advanced Services (NC), LLC

Charter Advanced Services (NE), LLC

Charter Advanced Services (NH), LLC

Charter Advanced Services (NV), LLC

Charter Advanced Services (NY), LLC

Charter Advanced Services (OH), LLC

Charter Advanced Services (OR), LLC

Charter Advanced Services (PA), LLC

Charter Advanced Services (SC), LLC

Charter Advanced Services (TN), LLC

Charter Advanced Services (TX), LLC

Charter Advanced Services (UT), LLC

Charter Advanced Services (VA), LLC

Charter Advanced Services (VT), LLC

Charter Advanced Services (WA), LLC

Charter Advanced Services (WI), LLC

Charter Advanced Services (WV), LLC

Charter Advanced Services (WY), LLC

Charter Advanced Services VIII (MI), LLC

Charter Advanced Services VIII (MN), LLC

Charter Advanced Services VIII (WI), LLC

Charter Advertising of Saint Louis, LLC

Charter Cable Operating Company, LLC

Charter Cable Partners, LLC

Charter Communications Entertainment I, LLC

Charter Communications Entertainment, LLC

Charter Communications of California, LLC

Charter Communications Properties LLC

Charter Communications Ventures, LLC

Charter Communications VI, L.L.C.

Charter Communications VII, LLC

Charter Communications, LLC

Charter Distribution, LLC

Charter Fiberlink – Alabama, LLC

Charter Fiberlink – Georgia, LLC

Charter Fiberlink – Illinois, LLC

Charter Fiberlink – Maryland II, LLC

Charter Fiberlink – Michigan, LLC

Charter Fiberlink – Missouri, LLC

Charter Fiberlink – Nebraska, LLC

Charter Fiberlink – Pennsylvania, LLC

Charter Fiberlink – Tennessee, LLC

Charter Fiberlink AR-CCVII, LLC

Charter Fiberlink CA-CCO, LLC

Charter Fiberlink CC VIII, LLC

Charter Fiberlink CCO, LLC

Charter Fiberlink CT-CCO, LLC

Charter Fiberlink LA-CCO, LLC

Charter Fiberlink MA-CCO, LLC

Charter Fiberlink MS-CCVI, LLC

Charter Fiberlink NC-CCO, LLC

Charter Fiberlink NH-CCO, LLC

Charter Fiberlink NV-CCVII, LLC

Charter Fiberlink NY-CCO, LLC

Charter Fiberlink OH-CCO, LLC

Charter Fiberlink OR-CCVII, LLC

Charter Fiberlink SC-CCO, LLC

Charter Fiberlink TX-CCO, LLC

Charter Fiberlink VA-CCO, LLC

Charter Fiberlink VT-CCO, LLC

Charter Fiberlink WA-CCVII, LLC

Charter Helicon, LLC

Charter Home Security, LLC

Charter Leasing Holding Company, LLC

Charter Leasing of Wisconsin, LLC

Charter RMG, LLC

Charter Stores FCN, LLC

Charter Video Electronics, LLC

DukeNet Communications Holdings, LLC

DukeNet Communications, LLC

Falcon Cable Communications, LLC

Falcon Cable Media, a California Limited Partnership

Falcon Cable Systems Company II, L.P.

Falcon Cablevision, a California Limited Partnership

Falcon Community Cable, L.P.

Falcon Community Ventures I Limited Partnership

Falcon First Cable of the Southeast, LLC

Falcon First, LLC

Falcon Telecable, a California Limited Partnership

Falcon Video Communications, L.P.

Helicon Partners I, L.P.

Hometown T.V., LLC

HPI Acquisition Co. LLC

ICI Holdings, LLC

Insight Blocker LLC

Insight Capital LLC

Insight Communications Company, L.P.

Insight Communications Midwest, LLC

Insight Communications of Central Ohio, LLC

Insight Communications of Kentucky, L.P.

Insight Interactive, LLC

Insight Kentucky Capital, LLC

Insight Kentucky Partners I, L.P.

Insight Kentucky Partners II, L.P.

Insight Midwest Holdings, LLC

Insight Midwest, L.P.

Insight Phone of Indiana, LLC

Insight Phone of Kentucky, LLC

Insight Phone of Ohio, LLC

Interactive Cable Services, LLC

Interlink Communications Partners, LLC

Intrepid Acquisition LLC

Marcus Cable Associates, L.L.C.

Marcus Cable of Alabama, L.L.C.

Marcus Cable, LLC

Midwest Cable Communications, LLC

NaviSite LLC

New Wisconsin Procurement LLC

Oceanic Time Warner Cable LLC

Parity Assets LLC

Peachtree Cable TV, L.P.

Peachtree Cable TV, LLC

Renaissance Media LLC

Rifkin Acquisition Partners, LLC

Robin Media Group, LLC

Scottsboro TV Cable, LLC

The Helicon Group, L.P.

Time Warner Cable Business LLC

Time Warner Cable Enterprises LLC

Time Warner Cable Information Services (Alabama), LLC

Time Warner Cable Information Services (Arizona), LLC

Time Warner Cable Information Services (California), LLC

Time Warner Cable Information Services (Colorado), LLC

Time Warner Cable Information Services (Hawaii), LLC

Time Warner Cable Information Services (Idaho), LLC

Time Warner Cable Information Services (Illinois), LLC

Time Warner Cable Information Services (Indiana), LLC

Time Warner Cable Information Services (Kansas), LLC

Time Warner Cable Information Services (Kentucky), LLC

Time Warner Cable Information Services (Maine), LLC

Time Warner Cable Information Services (Massachusetts), LLC

Time Warner Cable Information Services (Michigan), LLC

Time Warner Cable Information Services (Missouri), LLC

Time Warner Cable Information Services (Nebraska), LLC

Time Warner Cable Information Services (New Hampshire), LLC

Time Warner Cable Information Services (New Jersey), LLC

Time Warner Cable Information Services (New Mexico), LLC

Time Warner Cable Information Services (New York), LLC

Time Warner Cable Information Services (North Carolina), LLC

Time Warner Cable Information Services (Ohio), LLC

Time Warner Cable Information Services (Pennsylvania), LLC

Time Warner Cable Information Services (South Carolina), LLC

Time Warner Cable Information Services (Tennessee), LLC

Time Warner Cable Information Services (Texas), LLC

Time Warner Cable Information Services (Virginia), LLC

Time Warner Cable Information Services (Washington), LLC

Time Warner Cable Information Services (West Virginia), LLC

Time Warner Cable Information Services (Wisconsin), LLC

Time Warner Cable International LLC

Time Warner Cable Internet Holdings III LLC

Time Warner Cable Internet Holdings LLC

Time Warner Cable Internet LLC

Time Warner Cable, LLC

Time Warner Cable Media LLC

Time Warner Cable Midwest LLC

Time Warner Cable New York City LLC

Time Warner Cable Northeast LLC

Time Warner Cable Pacific West LLC

Time Warner Cable Services LLC

Time Warner Cable Southeast LLC

Time Warner Cable Sports LLC

Time Warner Cable Texas LLC

TWC Administration LLC

TWC Communications, LLC

TWC Digital Phone LLC

TWC Media Blocker LLC

TWC News and Local Programming Holdco LLC

TWC News and Local Programming LLC

TWC Regional Sports Network I LLC

TWC Security LLC

TWC SEE Holdco LLC

TWC Wireless LLC

TWC/Charter Dallas Cable Advertising, LLC

TWC/Charter Green Bay Cable Advertising, LLC

TWC/Charter Los Angeles Cable Advertising, LLC

TWCIS Holdco LLC

Vista Broadband Communications, LLC

Wisconsin Procurement Holdco LLC